UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 000-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100015, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒.             Form 40-F  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐    No  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐    No  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 10, 2012 (Beijing time), the Board of Directors of eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, accepted the resignation of Mr. Jens Parkitny from the Board of Directors, and appointed Mr. Dhiren Fonseca to fill the vacancy thus created.

Mr. Fonseca is the Chief Commercial Officer of Expedia, Inc., the world’s largest online travel company, where he advises regarding the building and managing of corporate-level supply and commercial relationships between the businesses within the Expedia portfolio and some of the travel industry’s most notable supplier brands. He also acts as an advisor to the Chairman and CEO on the strategic initiatives of Expedia and its portfolio of travel brands. Previously, Mr. Fonseca served as the co-President of Expedia’s global supply organization, where he led the company’s global supply strategy and team, and prior to that, he was Senior Vice President of Corporate Development, focusing on corporate strategy and worldwide mergers and acquisitions. During his corporate development tenure, he led the acquisition and integration of 15 companies by Expedia. Prior to Expedia, Mr. Fonseca was a longtime Microsoft employee, helping found Expedia as part of the management team at Microsoft that brought Expedia to life in 1995. Mr. Fonseca studied computer science at the University of Manitoba and did not complete an undergraduate degree.

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About eLong, Inc.

eLong, Inc. (Nasdaq: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone, iPad, Android and Windows Phone applications) and 24-hour call center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of over 28,000 hotels in China and over 150,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 11, 2012	ELONG, INC.

	By:	/s/ Sami Farhad
	Name:	Sami Farhad
	Title:	Vice President & General Counsel